Mail Stop 3561

October 16, 2007

Via US Mail and Facsimile

Mr. Graham Staley
Chief Financial Officer
Companhia de bebidas das Americas – AmBev
Rua Dr. Renato Paes de Barros, 1017, 4 ander
04530-001 Sao Paulo, SP, Brazil

> **Re:** **Companhia de bebidas das Americas – AmBev**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed July 9, 2007**
> **File No. 001-15194**

Dear Mr. Staley:

We have reviewed your response dated October 4, 2007 to our prior comments and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Fee free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the fiscal year ended December 31, 2005 filed July 16, 2007

1. We note your response to prior comment 1. As previously indicated, since the language of the certification relates to disclosure required to be included in the filing, a full amendment that includes the entire report accompanied by new certifications should be filed. Please file a full amendment that includes the entire report and new corrected signed certifications.

Form 20-F for the fiscal year ended December 31, 2006 filed July 9, 2007

Financial Statements

Note 1. Our Group and Operations, page F-11

2.   Please disclose the date it was agreed the options would no longer be exercised. In this regard, consistent with your response, please disclose that on April 13, 2006 BAC and AmBev agreed that BAC would not be permitted to exercise the BAC Option and AmBev would not be permitted to exercise the AmBev Option.

3.   Further, please revise by including the language in your response to describe the AmBev Option. The disclosure as proposed states AmBev had the right to determine the exchange of class A shares of Quinsa for shares of AmBev whereas your response is clearer in stating that BAC granted AmBev the option to require BAC to exchange its shares in Quinsa for shares issued by AmBev.

Note 2. Summary of Our Significant Accounting Policies, page F-17

ac) Reclassifications, page F-26

4.   Footnote 1 to your response to prior comment 4 states that, "In such situations, where judicial deposits can be recovered only upon a favorable outcome of the dispute for the entity, the deposits shall be presented as a deduction of liabilities, . . ." As such, it appears that the right of offset only exists in situations where recovery of the deposit is dependent on a favorable outcome of the matter.   If our understanding is correct, please add further disclosure stating that fact to clarify.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter keying your responses to our comments and provide any requested supplemental information. Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely,

Michael Moran
Branch Chief